Exhibit 107

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$99,155,800	$10,926.97

*
For purposes of calculating the fee only, this amount is based on 8,975 Series A Membership Units outstanding (the number of Membership Units of the Issuer the Company estimates will be converted into Class A, Class B, Class C or Class D Units in the proposed Reclassification) multiplied by $11,048.00, the book value per unit of common equity computed as of December 31, 2022.

**	Calculated by multiplying $99,155,800 by 0.00011020.

☐
Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Filing fee paid with the Schedule 13E-3 filed with the Commission on April 21, 2023